UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 14D-9/A
(Amendment no. 1)

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Lightstone Value Plus Real Estate Investment Trust V, Inc.
 (Name of Subject Company)

Lightstone Value Plus Real Estate Investment Trust V, Inc.
(Name of Person Filing Statement)

Common stock, $0.0001 par value per share
(Title of Class of Securities)

53227M 107
(CUSIP Number of Class of Securities)

Seth Molod
Executive Vice President and Chief Financial Officer
or
Terri Warren Reynolds
Senior Vice President —Legal, General Counsel and Secretary
Lightstone Value Plus Real Estate Investment Trust V, Inc.
1985 Cedar Bridge Avenue, Suite 1,
Lakewood, New Jersey 08701
(732) 367-0129
 (Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

 Copies to:
Laura K. Sirianni, Esq.
DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
(919) 786-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introductory Note

This Amendment No. 1 amends the Solicitation/Recommendation Statement on Schedule 14D-9 of Lightstone Value Plus Real Estate Investment Trust V, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on December 13, 2019 (the “Schedule 14D-9”) relating to the tender offer by Everest REIT Investors I, LLC (the “Offeror”) to purchase up to 1,200,000 shares of the outstanding common stock, par value $0.0001 per share (the “Shares”), of the Company at a purchase price of $6.00, in cash (without interest), per Share upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 2, 2019 attached as Exhibit (a)(1) to the Tender Offer Statement on Schedule TO filed with the SEC by the Offeror on December 2, 2019, as amended from time to time.

All information in the Schedule 14D-9 filed December 13, 2019 is incorporated into this Amendment No. 1 by reference and, except as otherwise set forth below, the information set forth in the Schedule 14D-9 filed December 13, 2019 remains unchanged.

This Amendment No. 1 is being filed to update Item 9 of the Schedule 14D-9 filed December 13, 2019 as indicated below.

ITEM 9.          EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended to file Exhibits (a)(1) and (a)(2) as listed on the Exhibit Index appearing after the signature page hereto that is hereby incorporated by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST V, INC.
By:	/s/ Seth Molod
	Name:	Seth Molod
	Title:	Executive Vice President and Chief Financial Officer

Dated: December 17, 2019

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(1)	Text of Letter to the Company’s Stockholders, dated December 17, 2019*
(a)(2)	Text of Letter/Email to Financial Advisors*

*	Filed herewith.